SKK Holdings Limited

27 First Lok Yang

Singapore 629735

March 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Babette Cooper

Re:	SKK Holdings Limited
Registration Statement on Form F-1
File No. 333-276744

Ladies and Gentlemen:

Please be advised that we have filed Amendment Number 2 to the Registration Statement referenced above. The primary change was to revise the resale prospectus and references to said resale prospectus to add a resale participant and the shares for resale of said participant, along with updating certain disclosures, the exhibit index and exhibit filings.

Please notify R. Joilene Wood of any questions regarding the submission at 415-305-4651 or jwood@troygould.com.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood